UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

BIONOVA HOLDING CORPORATION

(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE

(Title of Class of Securities)

09063Q-10-7

(CUSIP Number)

Howard S. Kelberg, Esq.
Milbank, Tweed, Hadley & McCloy LLP
1 Chase Manhattan Plaza
New York, New York 10005
(212) 530-5530

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 2, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09063Q-10-7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ALEJANDRO GARZA LAGUERA

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO*

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United Mexican States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 18,076,839*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 18,076,839*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,076,839*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 78.6%*

14.	Type of Reporting Person (See Instructions) CO

*  Represents the 18,076,839 shares of common stock, par value $.01 per share, of Bionova Holding Corporation held by Ag-Biotech Capital, LLC at the time of this filing.  Ag-Biotech Capital, LLC, a Delaware limited liability company, is a wholly-owned subsidiary of Savia, S.A. de C.V.  Mr. Alejandro Garza Laguera beneficially owns 58.23% of the shares of common stock of Savia, S.A. de C.V.  Mr. Alejandro Garza Laguera’s son-in-law, Mr. Alfonso Romo Garza, beneficially owns 9.92% of the shares of common stock of Savia, S.A. de C.V. and also serves as the Chairman of the Board, President and Chief Executive Officer of Savia, S.A. de C.V.  As a result of their family relationship and by virtue of Mr. Alfonso Romo Garza serving as the Chairman of the Board, President and Chief Executive Officer of Savia, S.A. de C.V., Mr. Alejandro Garza Laguera and Mr. Alfonso Romo Garza may be deemed to ultimately control Savia, S.A. de C.V. and Ag-Biotech Capital, LLC.  Pursuant to an agreement in principle between Bionova Holding Corporation and Savia, S.A. de C.V. dated as of February 2, 2004, Bionova Holding Corporation and Savia, S.A. de C.V. intend to enter into an Exchange and Stock Issuance Agreement under which Savia, S.A. de C.V. will acquire 26,959,097 shares of common stock, par value $.01 per share, of Bionova Holding Corporation in satisfaction of $2,426,318.73 of the principal amount of the $55,459,743.57 Promissory Note of Bionova Holding Corporation, dated December 30, 2002, held by Savia, S.A. de C.V.  Upon the consummation of the foregoing exchange transaction, the aggregate amount of shares of common stock, par value $.01 per share, of Bionova Holding Corporation beneficially owned by Savia, S.A. de C.V., and hence, by Mr. Alejandro Garza Laguera will increase from 18,076,839 shares to 45,035,936 shares, and the aggregate percentage of shares of common stock, par value $.01 per share, of Bionova Holding Corporation beneficially owned by Savia, S.A. de C.V. , and hence, by Mr. Alejandro Garza Laguera will increase from 78.6% to 90.1%.

Savia, S.A. de C.V., a corporation organized under the laws of the United Mexican States (“Savia”) and Bionova Holding Corporation, a Delaware corporation (the “Issuer”) entered into an Agreement in Principle as of February 2, 2004 (“Agreement in Principle”).  Pursuant to the Agreement in Principle, Savia intends to credit a portion of the outstanding principal under the $55,459,743.57 Promissory Note of Bionova Holding Corporation, dated December 30, 2002, held by Savia, S.A. de C.V. (the “Bionova Note”) for shares of common stock, par value $.01 per share, of the Issuer (“Common Stock”).  Mr. Alejandro Garza Laguera, a Mexican citizen, beneficially owns 58.23% of the shares of common stock of Savia, S.A. de C.V.

This Amendment No. 1 (this “Amendment”) to the statement on Schedule 13D filed on February 20, 2004 by Mr. Alejandro Garza Laguera is being filed to report the Agreement in Principle and the effect of the transactions contemplated thereby on each of the reporting persons.

Ag-Biotech Capital, LLC (“Ag-Biotech”) is a Delaware limited liability company and wholly-owned subsidiary of Savia.  Ag-Biotech owns 18,076,839 shares of Common Stock as of the date of this filing.  Ag-Biotech has filed an amendment to its separately filed Schedule 13D to report the Agreement in Principle and the effect of the transactions contemplated thereby on it.  Savia beneficially owns the 18,076,839 shares of Common Stock held directly by Ag-Biotech.  Savia has filed an amendment to its separately filed Schedule 13D to report the Agreement in Principle and the effect of the transactions contemplated thereby on it.

Other than as set forth herein, there has been no material change in the information set forth in Items 1 – 7 of Schedule 13D.

Item 1.	Security and Issuer
This Amendment relates to shares of Common Stock. The address of the principal executive offices of the Issuer is P.O. Box 1586, Nogales, Arizona, 85628-1586.
Item 2.	Identity and Background
This statement on Schedule 13D is a filing by Mr. Alejandro Garza Laguera .

Savia (f/k/a Empresas La Moderna, S.A. de C.V.), is the sole member (owner) of Ag-Biotech.  Savia is a holding company whose principal subsidiaries are engaged in the agriculture and real estate industries.  Its principal business offices are located at Rio Sena 500 Pte., Colonia del Valle, San Pedro Garza Garcia, N.L., Mexico 66220.  Mr. Alejandro Garza Laguera beneficially owns 58.23% of the shares of common stock of Savia, S.A. de C.V.  Mr. Alejandro Garza Laguera is a business executive.  Mr. Alejandro Garza Laguera is a director of Savia.  Mr. Alejandro Garza Laguera has also served as a director of the boards of several production, financial and service companies, including Vitro, S.A. de C.V. and Cydsa, S.A. de C.V.  The principal business office of Mr. Alejandro Garza Laguera is Lomas del Valle 770, Colonia Lomas del Valle, San Pedro Garza Garcia, N.L., Mexico 66240.

During the past five years none of the persons named above has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
This item is amended as follows:

Pursuant to the Agreement in Principle, the consideration to be used by Savia to acquire shares of Common Stock is the satisfaction of $2,426,318.73 of the principal amount of the Bionova Note.  The information with respect to the Agreement in Principle, the transactions contemplated thereby and related transactions set forth in Item 4 is hereby incorporated by reference into this Item 3.  The information set forth in Item 6 with respect to the original issuance by the Issuer to Savia of the Bionova Note, and the terms thereof, is hereby incorporated by reference into this Item 3.

Item 4.	Purpose of Transaction
This item is amended as follows:

Savia is presently the holder of the Bionova Note issued pursuant to those certain agreements and arrangements described in Item 6, the information set forth with respect to which is hereby incorporated by reference into this Item 4.  Bionova has not made any payments of principal or interest on the Bionova Note and, as of December 31, 2003, the total aggregate principal and accrued and unpaid interest thereon totaled $79,799,547.57 (together with accumulated interest from January 1, 2004 to the date on which the Debt Forgiveness (defined below) is consummated, the “Savia Debt”).  The Agreement in Principle is non-binding on both the Issuer and Savia with respect to the transactions described therein.  Pursuant to the Agreement in Principle and assuming the satisfaction of certain conditions precedent, which are described below, the Issuer and Savia intend to execute and deliver an Exchange and Stock Issuance Agreement (the “Exchange Agreement”), pursuant to which: (a) Savia intends to credit $2,426,318.73 of the principal amount of the Bionova Note for 26,959,097 shares of Common Stock (the “Exchange”), which represents a price of $0.09 per share; and (b) Savia intends to forgive (the “Debt Forgiveness”) $53,033,424.84 of the principal amount of the Bionova Note, which is all of the principal balance of the Bionova Note that will remain outstanding following the consummation of the Exchange, and all accrued and unpaid interest under the Bionova Note (which as of December 31, 2003 totaled approximately $24.3 million).

Upon the closing of the Exchange and the Debt Forgiveness, Savia and Ag-Biotech together will own in the aggregate at least 90% of the outstanding shares of each class of the Issuer’s stock.  The Exchange was unanimously approved by the Issuer’s Board of Directors and is not required to be voted on by the Issuer’s stockholders.  A copy of the Agreement in Principle and form Exchange Agreement is attached hereto as Exhibit A and is incorporated herein by reference.

Immediately following the consummation of the Exchange, Savia will contribute (the “Contribution”) to Ag-Biotech the 26,959,097 shares of Common Stock that it acquired pursuant to the Exchange.  Ag-Biotech will form a new Delaware corporation named Ag-Biotech Capital Inc. (“Newco”).  Ag-Biotech will contribute to Newco the 45,035,936 shares of Common Stock it will then hold (comprised of the 26,959,097 shares its receives from Savia following the consummation of the foregoing contribution and the 18,076,839 shares it currently holds) and 200 shares of the Issuer’s Series A Convertible Preferred Stock, par value $0.01 per share, (the “Convertible Preferred Stock”) in exchange for 100% of the capital stock of Newco.  Consequently, Newco will own 90.1% of the outstanding Common Stock and 100% of the outstanding Convertible Preferred Stock.

Immediately following its formation and capitalization, Newco will effect a short-form merger of Newco with and into the Issuer pursuant to the Delaware General Corporation Law, with the Issuer as the surviving corporation (the “Merger”).  In the Merger, each share of Common Stock owned by the Issuer’s stockholders other than Savia or its affiliates (together, the “Affiliated Stockholders”) and other than holders who have demanded and perfected their statutory dissenters’ rights will be converted into the right to receive $0.09 in cash and will automatically be canceled.  Each share of Convertible Preferred Stock owned by the Affiliated Stockholders will automatically be canceled.  Each option to acquire a share of Common Stock that is outstanding and unexercised prior to the effectiveness of the Merger will remain outstanding and continue in accordance with its terms after the effectiveness of the Merger, and holders of such options will be entitled to receive, upon exercise of their options, the same consideration they would have been entitled to receive had they exercised their option prior to the effectiveness of the Merger.

Stockholders of the Issuer other than the Affiliated Stockholders alternatively may exercise dissenters’ rights, as provided by the Delaware General Corporation Law.  Upon the effectiveness of the Merger, the separate existence of Newco will cease and the Issuer will continue in existence as a private company wholly-owned by Ag-Biotech, which is wholly-owned by Savia.  Following the Merger, the Issuer will terminate its reporting obligations to the Securities and Exchange Commission (“SEC”) under the Act and the Common Stock will no longer be publicly traded.  The Merger will not require any vote, approval or other action by any of the Issuer, its stockholders (other than the Affiliated Stockholders) or the Issuer’s Board of Directors.

Pursuant to Rule 13e-3 promulgated by the SEC under the Act, which applies to “going-private” transactions such as the Exchange, the Debt Forgiveness and the Merger, at least 20 days prior to completing the Exchange, the Debt Forgiveness and the Merger, the Issuer, Savia and Ag-Biotech are required to disseminate to the stockholders of the Issuer other than the Affiliated Stockholders a Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Transaction Statement”) describing in more detail the Exchange and the Merger and related transactions and, among other things, the factors to be considered by the Issuer’s Board of Directors and by Savia and Ag-Biotech in deciding to pursue these transactions.  On February 3, 2004, the Issuer, Savia and Ag-Biotech jointly filed with the SEC a Schedule 13E-3 pursuant to Rule 13e-3 promulgated under the Act, containing disclosure with respect to the “going-private” transaction to be effected pursuant to the Exchange, the Debt Forgiveness and the Merger.  Savia expects that the Transaction Statement will be mailed to stockholders as promptly as practicable and that the Exchange, the Debt Forgiveness and the Merger will close promptly thereafter, subject to satisfaction of certain closing conditions, which are described below.

In order to comply with the technical requirements of Rule 13e-3 of the Act, Savia and the Issuer have not executed the Exchange Agreement prior to providing the Issuer’s unaffiliated public stockholders with 20 days’ prior notice of the Exchange, the Debt Forgiveness and the Merger.  While it is the intention of Savia to complete the Exchange, the Debt Forgiveness and the Merger 20 days after the mailing of the Transaction Statement, Savia will not proceed with the Exchange, the Debt Forgiveness and the Merger unless the following conditions are satisfied or waived:  (i) the approval by the Board of Directors of Savia of the Exchange, the Debt Forgiveness and the Merger; (ii) the passing of 20 days from the date of the mailing of the Transaction Statement; (iii) the absence of any law or order or other event which would prevent the Exchange, the Debt Forgiveness or the Merger; (iv) there not having occurred any event that, in Savia’s good faith judgment, resulted in an actual or threatened material adverse change in the business or condition of the Issuer since the date of the Agreement in Principle; (v) the absence of any threatened or pending litigation or other legal action relating to the Exchange, the Debt Forgiveness or the Merger; (vi) the rendering of a fairness opinion to the Issuer’s Board of Directors by the financial advisor to the Issuer’s Board of Directors as to (A) the fairness, from a financial point of view, to the Issuer’s unaffiliated stockholders of the Merger per share cash-out price to be paid to such stockholders and (B) the fairness, from a financial point of view, to the Issuer of the issuance of shares of the Issuer’s common stock in connection with the Exchange, which opinion is not withdrawn prior to the consummation of the Exchange, the Debt Forgiveness and the Merger; (vii) not more than 10% of the unaffiliated stockholders elect to exercise their statutory dissenters’ rights in connection with, and prior to the effectiveness of, the Merger; and (viii) neither Savia nor the Issuer incur significant expenses associated with the Exchange, the Debt Forgiveness and the Merger, other than the approximately $650,000 of professional fees and other expenses that the Issuer contemplates will be incurred by the filing parties in connection with the preparation and dissemination of the Schedule 13E-3 and Transaction Statement and the closing of the Exchange, the Debt Forgiveness and the Merger in an efficient and prompt manner.

The primary purposes of the Exchange are to eliminate a portion of the Savia Debt that the Issuer does not have the financial resources or ability to repay and to facilitate a going-private transaction (which includes the Debt Forgiveness and the Merger), under which the balance of the Savia Debt can be restructured and the Issuer’s stockholders (other than the Affiliated Stockholders) can receive more value for their shares of Common Stock than under other alternatives considered by the Issuer’s Board of Directors.  The primary purposes of the Merger include enabling the Issuer to terminate the registration of its Common Stock under Section 12(g) of the Act, eliminating public ownership of its shares of Common Stock and reducing the administrative and financial burdens associated with the Issuer remaining a public company.

Savia has entered into the Agreement in Principle, and intends to undertake the transactions described above, for the purposes described above, as well as for purposes of investment.  Except for (i) the possible consummation of the Exchange, the Debt Forgiveness, and the Merger, and (ii) the possible consummation of the potential future sale transactions described in Item 6, Mr. Alejandro Garza Laguera has no present plans or proposals that relate to or would result in or cause the events listed below; however, from time to time in the ordinary course of business and consistent with its fiduciary duties, Mr. Alejandro Garza Laguera may consider such plans or proposals in the future:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;
(e) any material change in the present capitalization or dividend policy of the Issuer;
(f) any other material change in the Issuer’s business or corporate structure;
(g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)                                 a class of securities of the Issuer being delisted from a national securities exchange or ceasing  to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933; or
(j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer
This Item is amended and restated in its entirety to read as follows:
Item 5(a)
According to the Issuer there are 23,012,753 shares of Common Stock outstanding as of January 30, 2004.

Ag-Biotech owns directly 18,076,839 shares of Common Stock and 200 shares of Convertible Preferred Stock, which represents 78.6% of the outstanding Common Stock and 100% of the outstanding Convertible Preferred Stock.  Following the consummation of the Exchange and the Contribution, Ag-Biotech will own 90.1% of the outstanding Common Stock and 100% of the outstanding Convertible Preferred Stock.  Following the effectiveness of the Merger, Ag-Biotech will own 100% of the outstanding shares of Common Stock and all of the outstanding shares of Convertible Preferred Stock will have been canceled.

Savia does not own directly any shares of Common Stock.  However, because Savia is the sole member (owner) of Ag-Biotech, (i) Savia may be deemed to beneficially own the 18,076,839 shares of Common Stock held by Ag-Biotech as described above, (ii) following the consummation of the Exchange and immediately prior to the Contribution, Savia will own 26,959,097 shares of Common Stock and may be deemed to beneficially own the 18,076,839 shares of Common Stock held by Ag-Biotech as described above, (iii) following the consummation of the Contribution, Savia will no longer own directly any shares of Common Stock but may be deemed to beneficially own 45,035,936 shares of Common Stock held by Ag-Biotech as described above, representing 90.1% of the outstanding Common Stock, and (iv) following the effectiveness of the Merger, Savia may be deemed to beneficially own shares of Common Stock held by Ag-Biotech as described above, representing 100% of the outstanding Common Stock.

Mr. Alejandro Garza Laguera does not own directly any shares of Common Stock.  However, because Mr. Alejandro Garza Laguera beneficially owns 58.23% of the shares of common stock of Savia, S.A. de C.V., (i) Mr. Alejandro Garza Laguera may be deemed to beneficially own the 18,076,839 shares of Common Stock held by Ag-Biotech as described above, (ii) following the consummation of the Exchange and immediately prior to the Contribution, Savia will own 26,959,097 shares of Common Stock and may be deemed to beneficially own the 18,076,839 shares of Common Stock held by Ag-Biotech as described above, and hence, Mr. Alejandro Garza Laguera may be deemed to beneficially own 45,035,936 shares of Common Stock, (iii) following the consummation of the Contribution, Savia may be deemed to beneficially own 45,035,926 shares of Common Stock as described above, representing 90.1% of the outstanding Common Stock, and hence, Mr. Alejandro Garza Laguera may be deemed to beneficially own 90.1% of the outstanding Common Stock, and (iv) following the effectiveness of the Merger, Savia may be deemed to beneficially own shares of Common Stock as described above, representing 100% of the outstanding Common Stock, and hence, Mr. Alejandro Garza Laguera may be deemed to beneficially own 100% of the outstanding Common Stock.

Item 5(b)

Ag-Biotech has sole voting and dispositive power with respect to the shares of Common Stock held by it, and will have sole voting and dispositive power with respect to the shares of Common Stock it will hold following the effectiveness of the Merger.  As described above, Savia and Mr. Alejandro Garza Laguera may also be deemed to have sole voting and dispositive power with respect to the shares held by Ag-Biotech, both presently and following the effectiveness of the Merger.  Savia and Mr. Alejandro Garza Laguera will have sole voting and dispositive power with respect to the shares of Common Stock Savia will hold following the consummation of the Exchange.

Item 5(c)
Except as set forth in this Amendment, Mr. Alejandro Garza Laguera has not effected any transactions involving Common Stock during the 60 days prior to the date on which this Amendment is being filed.
Item 5(d)

Except as set forth in this Amendment, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer that are owned beneficially by the reporting person hereto.

Item 5(e)
Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information with respect to the Agreement in Principle, the Exchange Agreement, the transactions contemplated thereby and related transactions set forth in Item 4, to the extent relevant to this Item 6, is hereby incorporated by reference herein.

In 1999, Savia and the Issuer issued floating rate notes.  In April 2000, in connection with Savia’s pre-payment of its floating rate notes and its desire that the Issuer join in the debt restructuring, Savia advanced $103 million to the Issuer to enable the Issuer to repay its floating rate notes at the same time as Savia.  This advance was evidenced by a Funding Agreement between Savia and the Issuer dated April 12, 2000, which contemplated that the funds would later be capitalized.  As of December 31, 2000, the amount that the Issuer owed to Savia was approximately $111.7 million, which was comprised of the original $103 million advance and accrued and unpaid interest from April 12, 2000 through December 31, 2000.  On December 29, 2000, Savia and the Issuer entered into a Purchase Agreement providing for: (a) the capitalization of $63.7 million of such debt through the issuance of 200 shares of Convertible Preferred Stock; (b) the satisfaction of $48 million of such debt through the sale by the Issuer to Savia of the Issuer’s produce business; and (c) in accordance with a separate funding agreement, the commitment by Savia to continue funding DNA Plant Technology Corporation, the Issuer’s research and development subsidiary,  for one year.

Over the course of 2001, Savia provided approximately $7 million in funding to DNA Plant Technology Corporation.  Under the terms of the agreements described above, Savia was entitled to request a promissory note evidencing the amounts due if the sale of the Issuer’s produce business to Savia was not consummated.  Such sale did not occur and Savia exercised its right to demand that the Issuer issue to Savia a promissory note for the amounts then due it.  The Bionova Note is the result of extensions of that first promissory note.

Unrelated to the potential going-private transaction described in Item 4, management of the Issuer is in preliminary discussions with a large Mexican grower of fresh produce to sell assets of or interests in operating subsidiaries of the Issuer and, in connection with any such sale, to potentially enter into a partnership agreement with such grower.  Separately, management of the Issuer is in preliminary discussions relating to the sale of the Issuer’s Canadian subsidiary.

Item 7.	Material to Be Filed as Exhibits

The summaries of the transactions and agreements in this Schedule are not intended to be complete and are qualified in their entirety by reference to the Exhibits hereto, which are incorporated by reference herein.

A.           Agreement in Principle by and between Bionova Holding Corporation and Savia, S.A. de C.V., dated as of February 2, 2004 regarding the Exchange, and Form of Exchange and Stock Issuance Agreement by and between Bionova Holding Corporation and Savia, S.A. de C.V.

B.             $55,459,743.57 Promissory Note of Bionova Holding Corporation, dated December 30, 2002, held by Savia, S.A. de C.V.

C.             Press Release.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 26, 2004
Date
/s/ Alejandro Garza Laguera
Signature
Alejandro Garza Laguera
Name/Title